UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 8, 2015

ARRIS Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-31254	46-1965727
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3871 Lakefield Drive, Suwanee, Georgia	30024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 678-473-2000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

ARRIS Group, Inc. intends to make the following update with respect to its proposed acquisition of Pace plc:

Non-GAAP EPS Accretion

Since the announcement of the Combination, ARRIS and Pace have conducted preliminary integration planning, which has reinforced ARRIS’s strong confidence in the strategic, operational and financial merits of the transaction, including the synergies from the optimization of back-office infrastructure, component procurement and go-to-market efficiencies, and the removal of Pace’s public company costs.

ARRIS currently expects the Combination to be $0.65 – $0.75 per share accretive to ARRIS’s Non-GAAP EPS in the first twelve months following completion, an increase of $0.20 relative to the $0.45-$0.55 of accretion originally anticipated at the date of announcement of the Combination. Non-GAAP EPS excludes stock compensation expense, amortization of intangible assets, restructuring charges, acquisition, integration, other one-time items and their related income tax effect.

No Offer or Solicitation

This Report is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

Statements made in this Report related to the expected closing date for the Pace combination and the expected impacts of the acquisition are forward-looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things, completion of the Pace acquisition is subject to satisfaction of a number of conditions outside of ARRIS’ control, including receipt of necessary regulatory approvals, and the approval of the shareholders of ARRIS and Pace; ARRIS may fail to realize the expected benefits of the acquisition of Pace; there may be negative effects relating to any future announcements relating to the transaction; and ARRIS may incur significant transaction costs and/or unknown liabilities with respect to the acquisition. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the proposed combination and/or ARRIS’ business. Additional information regarding these and other factors can be found in ARRIS’ reports filed with the Securities and Exchange Commission, including its Form 10-Q for the year ended June 30, 2015. In providing forward-looking statements, the Company expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information Regarding the Pace Transaction Filed With the SEC

In connection with the proposed acquisition of Pace, it is expected that the shares of ARRIS International (“New ARRIS”) to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the transaction, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Preliminary Form S-4/Proxy Statement. The Preliminary Form S-4/Proxy Statement is not complete and will be further amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’ and New ARRIS’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at ARRIS’ website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Preliminary Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Preliminary Form S-4/Proxy Statement.

Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARRIS Group, Inc.

By:	/s/ Patrick W. Macken
Patrick W. Macken Senior Vice President, General Counsel and Secretary

Date: September 8, 2015